January 14, 2026

Benjamin Zucker
Chief Executive Officer
MOZAYYX Acquisition Corp.
111 Congress Ave., Suite 1200
Austin, TX 78701

        Re: MOZAYYX Acquisition Corp.
            Draft Registration Statement on Form S-1
            Submitted November 19, 2025
            CIK No. 0002097376
Dear Benjamin Zucker:

       This is to advise you that we do not intend to review your registration statement.

         We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4)
or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration.
We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Michael Blankenship, Esq.